[WF&G Letterhead]

July 28, 2010

VIA EDGAR

Ms. Laura Hatch

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Comments to Preliminary Proxy Materials for the AQR Diversified Arbitrage Fund, a series of the AQR Funds (File No. 811-22235)

Dear Ms. Hatch:

Thank you for your telephonic comments received on July 22, 2010 regarding the preliminary proxy statement on Schedule 14A (the “Proxy”) filed with the Securities and Exchange Commission (the “Commission”) on behalf of the AQR Diversified Arbitrage Fund (the “Fund”), a series of the AQR Funds. The staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the staff’s comments with representatives of the Fund. Our responses to the staff’s comments are set out immediately under the restated comment in bold-face type. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy.

Comment 1:	Page 5 of the Proxy Statement. In the table under “Comparison of the Current Advisory Agreement with the New Management Agreement - Fees and Expenses” please delete the asterisk following “Total Shareholder Services Fees” or add an explanatory footnote.

The requested change has been made. The asterisk has been deleted.

Comment 2:	Page 8 of the Proxy Statement. In the “Comparison of the Current Sub-Advisory Agreement with the Amended Sub-Advisory Agreement - Shareholder and Administrative Services” section, please provide a cross-reference to the discussion of the Shareholder and Administrative Services referenced in the text.

The requested change has been made.

NEW YORK     WASHINGTON, DC     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

July 28, 2010

Comment 3:	Page 9 of the Proxy Statement. In the table under “Comparison of the Current Sub-Advisory Agreement with the Amended Sub-Advisory Agreement - Fees and Expenses” please delete the asterisk following “Total Shareholder Services Fees” or add an explanatory footnote.

The requested change has been made. The asterisk has been deleted.

Comment 4:	Exhibit A, pages A-1 and A-2 of the Proxy Statement. In the Annual Fund and Operating Expenses tables, the estimated expenses for “Dividends on Short Sales” are different for Class N shares and Class I shares. Please supplementally explain why the estimated expenses for Class N and Class I shares are different or revise the table as necessary.

The estimated expenses for “Dividends on Short Sales” have been updated and are now identical for Class N shares and Class I shares.

Comment 5:	Exhibit A, page A-3 of the Proxy Statement. In the Expense Example, please supplementally explain whether the three-, five- and ten-year examples include the effects of the contractual fee waivers and/or expense reimbursements.

The three-, five- and ten-year examples in the Expense Example only include the effect of the contractual fee waivers and/or expense reimbursements through May 1, 2011, the term of the fee waiver agreement. The effect of the fee waiver and/or expense reimbursement is not factored into the three-, five- and ten-year examples in the Expense Examples beyond May 1, 2011, but is factored into the first year of each example and the pro rata portion of the second year.

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Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Fund’s proxy disclosure.

Respectfully submitted,

/s/ Jack D. Cohen
Jack D. Cohen

cc:	Nicole DonVito, Esq.
Rose F. DiMartino, Esq.
C. Tate Wilson, Esq.